Exhibit 99.1
Rio Tinto
Date: 3 July 2007
Rio Tinto to proceed with US$1.8 billion expansion of Yarwun Alumina Refinery
Rio Tinto has approved a US$1.8 billion expansion of the Yarwun Alumina Refinery in Gladstone, Queensland. The expansion will more than double annual production, increasing output by two million tonnes to 3.4 million tonnes by 2011.
Rio Tinto’s long life resource at Weipa in northern Queensland will supply bauxite to the refinery. The Yarwun expansion will have the benefit of substantial scale efficiencies gained from the construction of the first stage of the refinery.
Tom Albanese, Rio Tinto chief executive, said, “The expansion of the Yarwun Alumina Refinery is one of the most significant investments made by Rio Tinto in recent years. The attractive fundamentals of the aluminium industry, combined with Yarwun’s well located, low cost position and our excellent bauxite resource at Weipa, reinforce the deep underlying strength of the group’s organic growth pipeline.”
Oscar Groeneveld, Rio Tinto Aluminium chief executive, said, “This project firmly positions Rio Tinto in the first quartile of the alumina cost curve and creates the future supply for the growth in the world traded alumina market. The expansion further strengthens our aluminium infrastructure in Gladstone and Queensland. We have received a high level of encouragement from Federal, State and local governments as well as community support.
“One important feature of the project is the inclusion of a gas-fired cogeneration facility. Gas will become the refinery’s primary fuel source, demonstrating our ongoing commitment to reducing greenhouse gas emissions and improving energy efficiency.”
Work will commence on the expansion in the third quarter of 2007 and it is expected to take about three years to complete. First shipments are expected in the second half of 2010. All government approvals have been granted.
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